UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-53868

(Check One):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR
	For Period Ended:	December 31, 2012
☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

URANERZ ENERGY CORPORATION

Full Name of Registrant

Former Name if Applicable

1701 East “E” Street, PO Box 50850

Address of Principal Executive Office (Street and Number)

Casper, Wyoming, 85605

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced by the Company on February 15, 2013, in its current report on Form 8-K, based on the recommendation of management, in consultation with the Company’s independent registered public accounting firm and the Company’s audit committee, the Company determined that certain costs incurred in constructing its Nichols Ranch In-Situ Recovery (“ISR”) Uranium Project should have been accounted for as exploration expenses, rather than capitalized as construction in progress.  This determination resulted in the Company needing to restate its audited annual financial statements for the year ended December 31, 2011, as contained in its annual report on Form 10-K and its unaudited financial statements for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012, as contained in its quarterly reports on Form 10-Q for each of those periods.

Due to the need to restate each of these prior periods and during this same timeframe complete its internal, year-end review procedures, update its disclosure to reflect the restated financial statements and complete the annual audited financial statements for the year ended December 31, 2012, which annual audited financial statements could not be completed until after the completion of the restatement of each of the prior periods mentioned above, the Company was not able to file its annual report on Form 10-K on March 18, 2013.  Due to the timing of the determination to restate prior financial statements, complete and update its December 31, 2012 audited annual financial statements, update its disclosure throughout the 10-K to reflect the restated financial data and complete its internal, year-end review procedures, these items could not be completed without unreasonable effort or expense.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jason K. Brenkert	303	352-1133
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The restatement of the audited financial statements for the year ended December 31, 2011 will result in a significant change in the results of operations that will carry forward and affect the December 31, 2012 audited annual financial statements. Principally, the change to account for certain mine construction costs as exploration expenses instead of capital investments will result in a decrease of the Company's construction in progress asset on its balance sheet at December 31, 2011 and an increase in mineral property expenditures in its statement of operations for the year ended December 31, 2011. As the Company is still completing the restatement of its financial statements and determining its extent and the impact on the December 31, 2012 annual financial statements, a reasonable estimate of the quantitative effect of the restatement cannot currently be made.

URANERZ ENERGY CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 19, 2013	By	/s/ Sandra MacKay
Corporate Secretary

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